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For Immediate Release


                      GRUPO SANBORNS COMMENCES TENDER OFFER
                           FOR SHARES OF COMPUSA, INC.

         Grupo Sanborns, S.A. de C.V. announced today that its wholly-owned subsidiary, TPC Acquisition Corp., has commenced its previously announced tender offer for all of the outstanding shares of CompUSA , Inc. (NYSE: CPU) not owned by Grupo Sanborns or its affiliates for $10.10 per share in cash. The tender offer is being conducted pursuant to a Merger Agreement dated January 23, 2000. The tender offer is scheduled to expire at 12:00 midnight, eastern standard time, on Tuesday, February 29, 2000, unless extended.

         The Board of Directors of CompUSA unanimously approved the Merger Agreement and recommends that shareholders of CompUSA accept the tender offer and tender their shares pursuant to the tender offer.

         The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of CompUSA shares, which together with any shares beneficially owned by Grupo Sanborns and its affiliates, represents at least two-thirds of the outstanding CompUSA shares on a fully diluted basis at the expiration of the offer, termination or expiration of the waiting period under the Hart-Scott-Rodino Act and satisfaction of certain other conditions. The complete terms and conditions of the offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials being filed today with the Securities and Exchange Commission. Copies of the Offer to Purchase and the CompUSA Solicitation/Recommendation Statement on Schedule 14D-9, also filed today with the SEC, are available from MacKenzie Partners, Inc., the information agent for the offer. Citibank, N.A. is acting as depositary for the offer.

         Grupo Sanborns has one of the strongest retail brand portfolios in Mexico. It owns and operates 305 stores in major cities across Mexico, including Sanborns, Sanborns Cafe, Sears Roebuck de Mexico, Pasteleria el Globo, Mix-up and Discolandia. Grupo Sanborns also produces food and manufactures household/personal care items sold throughout Mexico. The group's e-commerce initiatives include a shopping portal for Sanborns products. Grupo Sanborns has over 30,000 employees.

         CompUSA Inc. is one of the nation's leading retailers and resellers of personal computers and related products and services. CompUSA currently operates 217 CompUSA Computer Superstores in 84 major metropolitan markets across the United States that serve retail, corporate, government and education customers and include technical service departments. Many of the stores also include classroom training facilities. CompUSA offers its own build-to-order personal computer series, the CompUSA PC(TM). CompUSA has over 20,000 employees.


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Contacts:

For Grupo Sanborns:                 Carlos Slim Domit  or     Javier Larraza
                                    Grupo Sanborns            Grupo Sanborns
                                    011-525-325-9800          011-525-625-4900

For CompUSA:                        James E. Skinner   or     Stacie Shirley
                                    CompUSA                   CompUSA
                                    972-982-4000              972-453-2305

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